EXHIBIT 99.1

GOLD STANDARD REPORTS INFILL DRILLING SUCCESS AT THE DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND, NEVADA

Aggressive Drilling and Field Programs Ramping Up At Railroad-Pinion Project

April 11, 2018 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company) today reported on the status of the 2018 infill drilling program at the Dark Star and Pinion oxide gold deposits on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Two reverse-circulation (RC) and two core rigs have completed 4,605m of infill drilling in 28 infill holes in the northern portion of Dark Star (refer to Dark Star plan map at the following link - https://goldstandardv.com/lp/ds-apr11-2018-drill-maps/ ). These four rigs have now moved to the Pinion deposit where 5,450m of infill drilling has been completed in 62 holes.  Results from 25 Dark Star holes are summarized below.

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release).  Infill and development work at Dark Star and Pinion is expected to account for approximately 40,800m of drilling in 296 holes while exploration should add another 34,000m of drilling in 85 holes.  The 2018 program objectives are:

1.
Infill and development drilling at the Dark Star and Pinion oxide gold deposits to reduce drill spacing to approximately 30m; convert Inferred resources to the Measured and Indicated categories; and define the limits of the gold zones, some of which could be expanded by the program.

2.
Exploration drilling at Jasperoid Wash to test new high-priority targets, and to reduce drill spacings and provide requisite data for a maiden resource estimate by the end of 2018.  It’s important to note that from Gold Standard’s first 2017 Jasperoid Wash drill hole to a maiden resource estimate, this process will be completed in approximately 14 months.

3.	Drilling to test new high-value targets at Dixie, the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.

Jonathan Awde, CEO and Director of Gold Standard commented: “This is a very aggressive program designed to generate the data for a revaluation of the Railroad-Pinion Project. Over the past four years, we have demonstrated that the small Pinion deposit we acquired in 2014 was just a part of a much larger Carlin system. We have added discoveries, expanded them and proved that they are metallurgically receptive to high recoveries using heap leach technology. We aim to confirm this year that Railroad-Pinion can be the next successful mine on the Carlin Trend.”

Key Highlights from Dark Star:

•
On the western side of Dark Star, DR18-06 intersected 53.4m of 0.92 g Au/t, including 6.1 of 2.47 g Au/t; and 77.7m of 1.57 g Au/t, including 9.1m of 4.74 g Au/t. DR18-07 intersected 132.6m of 0.63 g Au/t, including 16.8m of 1.58 g Au/t.  These results, along with results in DR18-04 and DR18-05, outperform what was predicted in the resource block model by extending gold mineralization below the current resource model and to the west of the Ridgeline fault.

•	DR18-19 intersected 126.5m of 1.18 g Au/t, including 25.9m of 2.43 g Au/t. This intercept is thicker than predicted by the resource block model.

•	DR18-08 intersected 80.8m of 1.56 g Au/t, including 27.4m of 3.03 g Au/t. This intercept is higher grade than predicted by the resource block model.

•	In March, the Company bought down a strategic net smelter royalty (NSR) from 5% to 2%. The NSR covers portions of the Dark Star and Pinion gold deposits.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-36*	Core	270	-85	256.1	110.6-123.3	12.7	0.23
					127.7-129.2	1.5	0.15
					131.7-132.9	1.2	0.16
					136.7-150.1	13.4	0.32
					155.5-166.5	11.0	0.31
DR18-01	RC		-90	182.9	144.8-146.3	1.5	0.15
DR18-02	RC		-90	161.5	No assays >0.14 g Au/t
DR18-03	RC		-90	152.4	No assays >0.14 g Au/t
DR18-04	RC		-90	135.6	27.4-62.5	35.1	0.19
Including Including					68.6-135.7	67.1	1.03
					85.4-94.5	9.1	2.61
					108.2-117.3	9.1	1.30
DR18-05	RC		-90	106.7	28.9-83.8	54.9	0.22
					88.4-99.1	10.7	0.28
DR18-06	RC		-90	182.9	27.4-80.8	53.4	0.92
Including Including Including Including					29.0-38.1	9.1	1.88
					50.3-56.4	6.1	2.47
					88.4-166.1	77.7	1.57
					89.9-112.8	22.9	2.39
					155.5-164.6	9.1	4.74
DR18-07	RC	270	-74	152.4	19.8-152.4	132.6	0.63
Including Including					117.4-134.2	16.8	1.58
					89.9-99.0	9.1	1.18
DR18-08	RC		-90	198.1	70.1-71.6	1.5	0.16
Including					85.4-166.2	80.8	1.56
					108.2-135.6	27.4	3.03
					169.2-181.4	12.2	0.19
DR18-09	RC	270	-83	135.6	30.5-50.3	19.8	0.15
					59.5-65.6	6.1	0.18
					71.6-132.6	61.0	0.27
DR18-10	RC		-90	175.3	10.7-13.8	3.1	0.19
Including Including					18.2-21.3	3.1	0.15
					41.2-47.3	6.1	0.20
					54.9-175.3	120.4	0.78
					132.6-146.3	13.7	1.73
					153.9-164.6	10.7	1.65
DR18-11	RC		-90	140.2	108.2-112.8	4.6	0.23
					123.4-134.1	10.7	0.16
DR18-12	RC		-90	123.4	No assays >0.14 g Au/t
DR18-13	RC		-90	141.7	89.9-114.3	24.4	0.57
					122.0-131.9	9.1	0.23
DR18-14	RC		-90	172.2	No assays >0.14 g Au/t
DR18-15	RC		-90	190.5	39.6-47.2	7.6	0.23
					64.0-129.5	65.5	0.25
					135.6-137.1	1.5	0.16
					149.3-152.4	3.1	0.20
					175.3-176.8	1.5	0.22
DR18-16	RC		-90	137.2	53.3-96.0	42.7	0.28
					108.2-129.5	21.3	0.18
DR18-17	RC		-90	175.3	73.2-79.3	6.1	0.30
					106.7-135.7	29.0	0.28

DR18-18	RC		-90	175.3	83.8-117.3	33.5	1.30
Including					97.5-108.2	10.7	2.58
					131.1-132.6	1.5	0.15
					160.0-163.1	3.1	0.19
					170.7-172.2	1.5	0.24
DR18-19	RC		-90	221.0	54.9-74.7	19.8	1.55
Including Including Including					62.5-68.6	6.1	3.93
					86.9-213.4	126.5	1.18
					111.3-137.2	25.9	2.43
					147.9-167.7	19.8	1.43
DR18-20	RC	270	-85	140.2	47.3-137.2	89.9	0.48
Including					112.8-120.4	7.6	2.85
DR18-21	RC		-90	170.7	51.8-53.3	1.5	0.33
Including Including					61.0-79.3	18.3	0.24
					86.9-163.1	76.2	0.56
					115.8-121.9	6.1	2.30
					152.4-158.5	6.1	1.40
DR18-22	RC	270	-78	96.0	3.1-4.6	1.5	0.20
					10.7-12.2	1.5	0.18
					22.9-30.5	7.6	0.20
DR18-23	RC		-90	125.0	25.9-38.1	12.2	0.21
DR18-24	RC		-90	195.1	15.2-41.1	25.9	0.96
Including					15.2-18.3	3.1	2.54
					169.2-173.8	4.6	0.19
					186.0-187.5	1.5	0.31
					193.6-195.1	1.5	0.27
DR18-25	RC		-90	201.2	Assays pending
DR18-26	RC		-90	249.9	Assays pending
DC18-01	Core	090	-78	195.1	Assays pending
DC18-02	Core	090	-78	171.0	Assays pending

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

*Results from the lower half of DS17-36 returned additional zones of mineralization beneath the original intercept of 73.0m of 1.60 g Au/t, including 25.8m of 3.25 g Au/t (see January 23, 2018 news release).  DS17-36 is approximately 165m south of DS17-37 (141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t - - see January 23, 2018 news release).  These results confirm the resource block model.

DR18-01 and DR18-02 to the north, and DR18-03, DR18-11 through DR18-14, encountered no significant mineralization and confirm the known limit of the gold zone on the northeast and east sides of the deposit. These results were as expected based on the current resource model.

Don Harris, Gold Standard’s Senior Development Geologist stated: “The infill program at Dark Star and Pinion is rapidly progressing during the first half of 2018.  We are excited about this new chapter in GSV history, as drilling steps from exploration to development.  Reducing drill spacing is critical for producing a measured and indicated resource for utilization in prefeasibility work on the project.  Results to date have confirmed or exceeded our model expectations.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored.  A blank or certified reference material was inserted approximately every tenth sample.  The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com